September 30, 2005

Via U.S. Mail

J.S. Gabrielli de Azevedo
Chief Financial Officer
Petroleo Brasileiro S.A. - Petrobras
Avenida Republica do Chile, 65
20035-900 - Rio de Janeiro - RJ
Brazil

Daniel Lima De Oliveira
Chief Financial Officer
Petrobras International Finance Company - PIFCo
Anderson Square Building
P.O. Box 714
George Town, Grand Cayman
Cayman Islands



Re: 	Petroleo Brasileiro S.A. - PETROBRAS
      	Form 20-F for the year ended December 31, 2004
	File No. 1-15106

	Petrobras International Finance Company
	Form 20-F for the year ended December 31, 2004
	File No. 333-14168


Dear Sirs:

      We have limited our review of your Form 20-F for the fiscal year ended December 31, 2004, to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 20-F. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

We note from pages 21 and 25 that your international segment includes activities in Libya and Iran. We also note your recent contract with
Iran`s state-owned National Iranian Oil Company, and that performance under the contract will be carried out by your Iranian subsidiary, Petrobras Middle East B.V. In addition, we are aware of publicly available sources that report you plan to invest and begin projects in Cuba. Advise us of the nature and extent of your operations and interests in Cuba, Iran and Libya, including your contacts or dealings with the governments of these nations and enterprises controlled by these governments; and the material terms of your agreements in these nations, including dollar amounts and parties to these agreements. Describe for us the operations of Petrobras Middle
East B.V.

In view of the fact that Cuba, Iran and Libya have been identified by the U.S. State Department as state sponsors of terrorism, and Cuba and Iran are subject to economic sanctions administered by the U.S.
Treasury Department`s Office of Foreign Assets Control, please advise us of the materiality of your operations in these countries, and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.


      Please understand that we may have additional comments after we review your response to our comment. Please contact Frank Green at
(202) 551-3522 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance